June 21, 2022

VIA E-MAIL: rossottok@sec.gov

Karen Rossotto

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Bluerock High Income Institutional Credit Fund

File Nos. 333-262010, 811-23772

Dear Ms. Rossotto:

On May 27, 2022, Bluerock High Income Institutional Credit Fund (the “Registrant”) filed a registration statement on Form N-2 (the “Registration Statement”). On June 21, 2022, you provided the oral comments of the staff of the Securities and Exchange Commission (the “Staff”) to the Registration Statement related to the Registrant’s organizational documents. Below, please find a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Agreement and Declaration of Trust

Comment 1: Section 6(a)(iii) of the Registrant’s Agreement and Declaration of Trust (the “Agreement”) notes that:

“Prior to the commencement of such Derivative Action, the complaining Shareholders have made a written demand on the Trustees requesting that the Trustees cause the Trust to file the action itself on behalf of the affected Series or Class…”

Please disclose the written demand in the Registrant’s prospectus.

Response: The Registrant’s prospectus has been revised as follows and will be included in the definitive prospectus:

ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST

The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board of Trustees, and could have the effect of depriving the Fund’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. Each Trustee is elected for an indefinite term and does not stand for reelection. A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees or by a vote of the holders of at least two-thirds of the class of shares of the Fund that are entitled to elect a Trustee and that are entitled to vote on the matter. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s asset, or liquidation.

Karen Rossotto

June 21, 2022

The Declaration of Trust includes provisions that could have the effect of limiting the ability of a shareholder to bring a derivative action. In addition to the requirements of Delaware law, no shareholder may bring a derivative or similar action or proceeding on behalf of the Fund to recover a judgment in its favor (a “Derivative Action”) unless certain requirements are met, including that, prior to the commencement of such Derivative Action, the complaining shareholders have made a written demand on the Trustees requesting that the Trustees cause the Trust to file the action itself. The written demand and conditions thereto, shall not apply to claims arising under federal securities law. Within 90 calendar days of the receipt of a shareholder demand submitted in accordance with the requirements of Delaware law and the Declaration of Trust, the independent Trustees will consider, with the merits of the claim and determine whether maintaining a suit would be in the best interests of the Trust. This 90-day period may be extended by the independent Trustees up to 60 calendar days. The Declaration of Trust provides that a complaining shareholder whose demand is rejected or dismissed shall be responsible for the costs and expenses (including attorneys’ fees) incurred by the Trust in connection with the Trust’s consideration of the demand, however, such reimbursement of costs and expenses shall not apply to claims arising under federal securities laws. The Declaration of Trust provides that shareholders irrevocably waive all right to trial by jury in any claim, suit, action or proceeding, including Derivation Actions.

Reference should be made to the Declaration of Trust, which will be filed with the SEC by amendment, for the full text of these provisions.

Comment 2: Please disclose in Section 6(a)(iii) of the Agreement that this section does not apply to claims arising under federal securities law.

Response: The Agreement will be amended as requested prior to commencing the public offering. The Registrant’s prospectus has been revised as requested. See response to comment 1.

Comment 3: Section 6(b) of the Agreement notes:

If, during this 90-day period, those independent Trustees conclude that a determination as to the maintenance of a suit cannot reasonably be made within the 90-day period, those independent Trustees may extend the 90-day period by a period of time that the independent Trustees consider will be sufficient to permit them to make such a determination, not to exceed 60 calendar days from the end of the initial 90-day period (such 90-day period, as may be extended as provided hereunder, the “review period”).

Karen Rossotto

June 21, 2022

Please disclose in the Registrant’s prospectus the period of time, including any extensions, that independent Trustees have to consider the merits of a Shareholder demand.

Response: The Registrant’s prospectus has been revised as requested. See response to comment 1.

Comment 4: Section 6(c) of the Agreement describes situations in which a Shareholder would be responsible for costs and expenses incurred in connection with such Shareholder’s rejected demand. Please revise this section of the Agreement to disclose that this section does not apply to claims arising under federal securities law.

Response: The Agreement will be amended as requested prior to commencing the public offering. The Registrant’s prospectus has been revised as requested. See response to comment 1.

Comment 5: With respect to Section 8 of the Agreement, please add a provision or otherwise modify the Agreement, and any other organizational document that may be applicable, to clarify explicitly that notwithstanding anything to the contrary in the document, nothing modifying, restricting or eliminating the duties or liabilities of directors or officers shall apply to, or in any way limit, the duties (including state law fiduciary duties) or liabilities with respect to matters arising under the federal securities laws.

Response: The Agreement will be amended as requested prior to commencing the public offering. No other organizational document will require revisions on this issue.

Comment 6: Section 11 (subsection F) of the Agreement notes:

(F) the federal securities laws of the United States, including, without limitation, the Investment Company Act of 1940, as amended, or the securities or antifraud laws of any international, national, state, provincial, territorial, local or other governmental or regulatory authority, including, in each case, the applicable rules and regulations promulgated thereunder (regardless, in every case, of whether such claims, suits, actions or proceedings (x) sound in contract, tort, fraud or otherwise, (y) are based on common law, statutory, equitable, legal or other grounds, or (z) are derivative or direct claims)), shall be exclusively brought, unless the Trust, in its sole discretion, consents in writing to an alternative forum, in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction, (ii) irrevocably submits to the exclusive jurisdiction of such courts in connection with any such claim, suit, action or proceeding, (iii) irrevocably agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of such courts or any other court to which proceedings in such courts may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum, or (C) the venue of such claim, suit, action or proceeding is improper, (iv) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such service shall constitute good and sufficient service of process and notice thereof; provided, nothing in clause (iv) hereof shall affect or limit any right to serve process in any other manner permitted by law, and (v) irrevocably waives any and all right to trial by jury in any such claim, suit, action or proceeding.

Karen Rossotto

June 21, 2022

Please modify the Agreement to remove claims arising out of federal securities laws from any jurisdictional requirement.

Response: The Agreement will be amended as requested prior to commencing the public offering.

Comment 7: Consistent with Section 11 of the Agreement, please disclose in the Registrant’s prospectus that Shareholders irrevocably waive any and all right to trial by jury in any such claim, suit, action or proceeding.

Response: The Registrant’s prospectus has been revised as requested. See response to comment 1.

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Please contact Ryan Wheeler at 513.352.6693 if you have any further comments or require additional information.

Sincerely,

/s/ Ryan S. Wheeler

Thompson Hine LLP

cc:	Jason Emala, Bluerock High Income Institutional Credit Fund

JoAnn Strasser, Thompson Hine LLP